Exhibit B

NATIONAL FUEL RESOURCES, INC.
BALANCE SHEET

	AT DECEMBER 31,
	2003	2002
ASSETS
Current Assets:
Cash and Temporary
Cash Investments	$(754,407)	$(1,167,875)
Accounts Receivable - Net	13,540,363	13,411,149
Accounts Receivable - Interco	1,847,600	691,176
Notes Receivable - Intercompany	23,700,000	27,000,000
Reserve for Bad Debts	(1,696,704)	(1,992,093)
Gas Stored Underground	22,215,000	13,208,938
Other Current Assets	179,748	382,157

	59,031,600	51,533,452

Property, Plant, and Equipment
Furniture and Fixtures	1,160,489	1,004,713
Less - Accumulated DD&A	(1,016,531)	(895,565)

	143,958	109,148

Fair Market Value of Derivative
Financial Instruments-Asset	3,897,430	2,745,769
Other Assets	232,968	73,329

	$63,305,956	$54,461,698

LIABILITIES
Current Liabilities:
Accounts Payable	$7,929,926	$4,895,380
Accrued Liabilities	9,860,695	2,844,529
Current Income Taxes - Federal	1,531,915	467,019
Accounts Payable - Intercompany	652,331	71,590
Notes Payable - Intercompany	--	--
Dividend Payable	200,000	100,000

	20,174,867	8,378,518

Long Term Liabilities:
Deferred Income Taxes	(2,740,527)	(3,236,365)
Fair Market Value of Derivative
Financial Instruments-Liability	--	--
Miscellaneous Deferred Credits	1,755,937	10,643,905

	(984,590)	7,407,540

Stockholder's Equity:
Common Stock	10,000	10,000
Capital Paid in Excess of Par	33,490,000	33,490,000
Retained Earnings	11,717,028	7,429,198
Unrealized Gain/Loss	(1,101,349)	(2,253,558)

Total Equity	44,115,679	38,675,640

	$63,305,956	$54,461,698